03011472

JNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response ...12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41840

RECEIVED MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chase Investment Services Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Chase Manhattan Plaza, 8th Floor
(No. and Street)

New York	**NY**	**10081**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vivien Lui **212-552-8542**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chase Investment Services Corp., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

V.P.

Title

Notary Public

CARMEN R. GREEN
Notary Public, State of New York
No. 24-4914179
Qualified in Kings County
Commission Expires Dec. 7, ~~19~~ 2004

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Accountants
on Internal Accounting Control Pursuant to SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Chase Investment Services Corp.

In planning and performing our audit of the financial statements and supplementary schedules of Chase Investment Services Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003

Chase Investment Services Corp.

(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Chase Investment Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corp. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

Chase Investment Services Corp.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 56,770,619
Securities owned, at market value, held at clearing broker	34,388,152
Commissions receivable	6,430,116
Due from affiliates	3,585,315
Fixed assets and leasehold improvements (net of accumulated depreciation & amortization of $4,093,821)	2,977,356
Prepaid expenses	2,508,068
Other assets	3,432,177
Total assets	$110,091,803
Liabilities and Stockholder's Equity	
Liabilities	
Current income taxes payable to the Parent	$ 21,733,132
Payable to clearing broker	6,596,844
Accrued incentive compensation	4,974,330
Securities sold, but not yet purchased, at market value	146,547
Accounts payable and accrued expenses	2,099,512
Total liabilities	35,550,365
Commitments and contingencies (Note 10)	
Stockholder's equity	
Common stock, par value $1 per share; Authorized 1,500 shares, 500 issued and outstanding	500
Additional paid-in capital	23,759,926
Retained earnings (after quasi reorganization on September 20, 1996; Note 1)	50,781,012
Total stockholder's equity	74,541,438
Total liabilities and stockholder's equity	$110,091,803

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

On December 31, 2000, J.P. Morgan & Co. incorporated ("heritage J.P. Morgan") merged with and into Chase Manhattan Corporation ("heritage Chase"). Upon consumption of the merger, heritage Chase changes its name to J.P. Morgan Chase & Co. (the "Parent"). Chase Investment Services Corp. (the "Company") is a wholly owned subsidiary of the Parent. The Company is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a registered investment advisor under the Investment Advisory Act of 1940.

The Company's primary business is to distribute various investment products, primarily mutual funds and annuity contracts, through branches of the Parent to retail customers. The Company is also an introducing broker; the execution, settlement and custody of customer transactions is provided by the clearing broker, National Financial Services LLC ("NFS").

On March 31, 1996, The Chase Manhattan Corporation ("Chase") merged with and into Chemical Banking Corporation ("Chemical"), which changed its name to the Chase Manhattan Corporation. The merger was accounted for as a pooling of interests. In connection therewith, Chase Manhattan Investment Services Inc. ("CMIS") merged with Chemical Investment Services Corp. on September 23, 1996 and changed its name to Chase Investment Services Corp. This transaction was also accounted for as a pooling of interests.

In anticipation of the 1996 merger and subsequent realignment of the Company's business, including the exiting of five states and closing of seven offices, CMIS implemented a "quasi reorganization", as described by Accounting Research Bulletin No. 43, Chapter 7 "Capital Accounts", as of September 20, 1996. In the quasi reorganization, the equity accounts of CMIS were restructured, which included the accumulated deficit in CMIS retained earnings being eliminated against additional paid-in capital.

2. Significant Accounting Policies

Basis of presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and securities sold, but not yet purchased
Securities owned and securities sold, but not yet purchased, are recorded on trade date and are carried at market value with the resulting unrealized gains or losses reflected in income. The Company maintains an inventory in investment grade state and municipal securities to facilitate customer transactions in which the Company acts as principal.

Securities transactions
Commission revenue and related expenses from customer securities transactions are recorded on a settlement basis, which is not significantly different from a trade date basis.

Fixed assets and leasehold improvements
Office equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Office equipment is depreciated over the estimated useful lives of the related assets ranging from four to eight years. Leasehold improvements are amortized over the term of the respective leases or the estimated useful life of the improvements, whichever is shorter.

Income taxes
Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates.

The Company's results are included in the consolidated Federal and the combined state and local income tax returns filed by the Parent.

Generally, the Federal tax expense for the Company is calculated as though it filed its return on a stand-alone basis. State and local taxes are provided on the Company's taxable income at the effective income tax rate applicable to the combined group (8.53%).

3. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, consist of securities at market value, as follows:

	Securities Owned	Securities Sold, but not yet Purchased
U.S. Government and agency securities	$ 19,979,714	$ -
State and municipal securities	14,366,877	146,547
Other securities	41,561	-
Total	$ 34,388,152	$ 146,547

The clearing broker holds the securities owned and may rehypothecate them. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has not recorded liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

4. Employee Benefit Plans

As of December 31, 2002, the domestic postretirement plans of the two heritage firms were merged.

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. Additionally, the Company's employees received annual incentive compensation based on their performance and the Parent's consolidated operating results.

Pension plans
The Company's employees participate in the Parent's noncontributory defined benefit pension plan that covers substantially all its employees.

Postretirement medical and life insurance benefits
Through the Parent, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length-of-service and date of hire and provide for limits on the Company's share of covered medical benefits. The life insurance benefits are noncontributory.

5. Employee Stock-Based Incentives

Certain employees of the Company participate in the Parent's stock option and stock award plans which provided for the grant of stock-related awards to key employees, such as stock options, restricted stock awards, stock bonus awards, stock unit awards and deferred stock payable in stock. The Parent applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and stock awards plans and charged the Company on a current basis for its share of the related compensation costs. Disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, are included in the 2002 Annual Report of the Parent.

The Parent and the Company account for employee stock-based compensation plans under the intrinsic value-based method. Additional discussion regarding employee stock-based incentives is included in the 2002 Annual Report of the Parent.

6. Related Parties

The Company has significant intercompany transactions with the Parent and affiliates which are covered under service fee agreements that management believes, subject the Company to terms and conditions comparable to transactions with nonaffiliated companies. Under these agreements, the Parent provided various administrative services, including equipment rental, data processing, maintenance and corporate overhead. The Company also maintains all of its cash and any interest bearing deposits with the Parent.

At December 31, 2002, the Company has due from affiliates of $3,585,315, which includes deferred tax assets (see Note 7) and commissions due to the Company related to customer annuity purchases transacted through Chase Insurance Agency, Inc., a Chase Manhattan Corporation subsidiary located in Wilmington, Delaware. Chase Insurance Agency, Inc. earns a processing fee.

7. Income Taxes

At December 31, 2002, the Company has a net deferred tax asset of $3,139,143 which is included in Due from affiliates, relating primarily to the reporting of depreciation and employee benefits in different periods for tax and financial reporting purposes. In accordance with the criteria of SFAS No. 109, no valuation allowance has been recorded against the Company's deferred tax asset at December 31, 2002.

In addition, at December 31, 2002, the Company has an income tax payable to the Parent of $21,733,132, relating to income tax expense for the years ended December 31, 2002 and 2001.

8. Commissions Receivable

The Company's commissions receivable as of December 31, 2002 consists of the following:

Receivable from clearing broker	$ 3,518,967
Receivable from mutual fund and annuity carriers	2,911,149
Total	$ 6,430,116

The receivable from clearing broker consists of commissions earned on customer securities transactions introduced on a fully disclosed basis through NFS. Pursuant to a clearing agreement, NFS is entitled to certain fees for the execution and settlement of introduced customer securities transactions.

9. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the balance sheet. As a registered broker-dealer, securities owned and securities sold, but not yet purchased, are recorded at market value. The fair value of all other financial assets and liabilities (consisting

primarily of commissions receivable and due from affiliates) are considered to approximate the recorded value due to their short-term nature.

10. Commitments and Contingencies

The Company has been named a defendant in various legal proceedings. The Company is contesting the allegations made in these pending matters and believes, based on current knowledge and after consultation with counsel, that the aggregate liability or loss, if any, resulting therefrom will not have a material adverse effect on the financial condition of the Company, but may be material to the Company's operating results for any particular period depending on the level of the Company's income for such period.

11. Off-Balance Sheet Risk

In the normal course of business, the Company executes transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company does not anticipate nonperformance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

The Company has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2002 market value of the securities. The Company will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

12. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $13,519,270 which was $11,159,015 in excess of its required net capital of $2,360,255. Aggregate indebtedness as a ratio to net capital was 2.62 to 1 at December 31, 2002.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.